UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Talis Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87424L108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 17, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87424L108	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,432,057 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,432,057 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,432,057 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN
(1)	Includes 29,857,222 shares of common stock (“Common Stock”) of Talis Biomedical Corporation (the “Issuer”) issuable upon the conversion of Series 1 Convertible Preferred Stock (“Series 1 Preferred”) of the Issuer.
(2)	Based on 25,549,876 shares of Common Stock of the Issuer outstanding as of February 17, 2021, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 12, 2021, and the Issuer’s Form 8-K filed with the SEC on February 17, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No. 87424L108	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,432,057 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,432,057 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,432,057 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 29,857,222 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 25,549,876 shares of Common Stock of the Issuer outstanding as of February 17, 2021, as reported in the Issuer’s Prospectus filed with the SEC on February 12, 2021, and the Issuer’s Form 8-K filed with the SEC on February 17, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No 87424L108	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,439,210 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,439,210 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,439,210 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC
(1)	Includes 29,863,674 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 25,549,876 shares of Common Stock of the Issuer outstanding as of February 17, 2021, as reported in the Issuer’s Prospectus filed with the SEC on February 12, 2021, and the Issuer’s Form 8-K filed with the SEC on February 17, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No. 87424L108	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,439,210 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,439,210 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,439,210 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC
(1)	Includes 29,863,674 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 25,549,876 shares of Common Stock of the Issuer outstanding as of February 17, 2021, as reported in the Issuer’s Prospectus filed with the SEC on February 12, 2021, and the Issuer’s Form 8-K filed with the SEC on February 17, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No 87424L108	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ 7(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,010 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,010 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,010 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO
(1)	Includes 5,420 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 25,549,876 shares of Common Stock of the Issuer outstanding as of February 17, 2021, as reported in the Issuer’s Prospectus filed with the SEC on February 12, 2021, and the Issuer’s Form 8-K filed with the SEC on February 17, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No 87424L108	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,143 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,143 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,143 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Includes 1,032 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 25,549,876 shares of Common Stock of the Issuer outstanding as of February 17, 2021, as reported in the Issuer’s Prospectus filed with the SEC on February 12, 2021, and the Issuer’s Form 8-K filed with the SEC on February 17, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

Schedule 13D

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Talis Biomedical Corporation (the “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 230 Constitution Drive, Menlo Park, California 94025. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker
5.	FBB Associates (“FBB”)
6.	FBB3 LLC (“FBB3”)

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as the Adviser’s general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP. The principal business of FBB3 is to engage in investment activities.  Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3. The principal business of FBB is to engage in investment activities.  Julian C. Baker and Felix J. Baker are the sole general partners of FBB.

(d) and (e) During the past five years, neither the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. FBB3 is a limited liability company organized under the laws of the State of Delaware.  FBB is a general partnership organized under the laws of the State of New York. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein that were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences” and together with 667, the “Funds”), as well as FBB and FBB3 were purchased with the working capital of the Funds both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds, FBB and FBB3 was approximately $375,370,509.

Item 4.	Purpose of the Transaction.

On February 11, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, BofA Securities, Inc., BTIG, LLC and Piper Sandler & Co. (the “Underwriters”), related to an initial public offering (the “IPO”) of 13,800,000 shares of Common Stock at a price to the public of $16.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 2,070,000 shares of Common Stock to cover overallotments, if any. The IPO closed and the Underwriters’ overallotment option was exercised in full on February 17, 2021.

Pursuant to the IPO, 667 and Life Sciences purchased 457,462 and 5,792,538 shares of Common Stock, respectively, at the offering price of $16.00 per share, totaling 6,250,000 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the shares of Common Stock with their working capital.

On February 17, 2021, 667 and Life Sciences acquired 673,769 and 7,142,768 shares of Series 1 Convertible Preferred Stock of the Issuer (“Series 1 Preferred”), respectively, and FBB and FBB3 acquired 3,479 and 663 shares of Series 1 Preferred, respectively, resulting from the automatic conversion at the close of the IPO of shares of Series C-1 Convertible Preferred Stock of the Issuer (“Series C-1 Preferred”) on a 1-for-1.43 basis without additional consideration. The shares of Series C-1 Preferred were convertible at any time, on a 1-for-1.43 basis, and automatically converted upon the closing of the IPO on a 1-for-1.43 basis.

Additionally, on February 17, 2021, 667 and Life Sciences acquired 598,860 and 6,654,603 shares of Series 1 Preferred, respectively, resulting from the automatic conversion upon the close of the IPO of shares of Series D-2 Convertible Preferred Stock of the Issuer (“Series D-2 Preferred”) on a 1-for-1.43 basis without additional consideration. The shares of Series D-2 Preferred were convertible at any time, on a 1-for-1.43 basis, and automatically converted upon the closing of the IPO on a 1-for-1.43 basis.

Further, on February 17, 2021, 667 and Life Sciences acquired 536,414 and 7,286,794 shares of Series 1 Preferred, respectively, and FBB and FBB2 acquired 1,941 and 369 shares of Series 1 Preferred, respectively, resulting from the automatic conversion upon the close of the IPO of shares of Series E-2 Convertible Preferred Stock of the Issuer (“Series E-2 Preferred”) and Series E-1 Convertible Preferred Stock of the Issuer (“Series E-1 Preferred”), respectively, on a 1-for-1.43 basis without additional consideration. The shares of Series E-2 Preferred and Series E-1 Preferred were convertible at any time, on a 1-for-1.43 basis, and automatically converted upon the closing of the IPO on a 1-for-1.43 basis.

Further, on February 17, 2021, 667 and Life Sciences acquired 536,438 and 6,427,576 shares of Series 1 Preferred, respectively, resulting from the automatic conversion upon the close of the IPO of shares of Series F-2 Convertible Preferred Stock of the Issuer (“Series F-2 Preferred”), respectively, on a 1-for-1.43 basis without additional consideration. The shares of Series F-2 Preferred were convertible at any time, on a 1-for-1.43 basis, and automatically converted upon the closing of the IPO on a 1-for-1.43 basis.

Shares of Series 1 Preferred are convertible at the option of the holder without consideration (i) at any time on a 1-for-1 basis into Common Stock, (2) at any time following the third anniversary of the closing of the IPO, on a 1-for-1 basis into shares of non-voting Series 2 Convertible Preferred Stock ("Series 2

Preferred") of the Issuer or (3) upon consummation of any sale of Series 1 Preferred, each share of Series 1 Preferred shall automatically convert into Common Stock. Shares of Series 2 Preferred are convertible on a 1-for-1 basis into Common Stock subject to beneficial ownership limitations as described below. The Series 1 Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series 1 Preferred could be converted; however, the Series 1 Preferred shall have no right to vote on any matter related to the appointment, election or removal of the directors of the Issuer, and the Series 1 Preferred shall have no right to vote other than as required by law until the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, with respect to the acquisition by each holder of Series 1 Preferred of its respective aggregate voting interest in the Issuer (if such approval is required, assuming one vote per share with respect to the Series 1 Preferred) has expired or been terminated.

The shares of Series 2 Preferred are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the shares of Series 2 Preferred by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Series 2 Preferred shall have no right to vote on any matter related to the appointment, election or removal of the directors of the Issuer.

Felix J. Baker a managing member of the Adviser GP and Raymond Cheong, a full-time employee of the Adviser, have served on the Board of Directors of the Issuer (the “Board”) since July 1, 2013 and June 19, 2020, respectively. Felix J. Baker and Raymond Cheong serve on the Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Series 1 Preferred, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon conversion of Series 1 Preferred by the Funds.

Holder	Common Stock	Series 1 Preferred
667, L.P.	571,659	2,345,481
Baker Brothers Life Sciences, L.P.	7,003,176	27,511,741
Total	7,574,835	29,857,222

FBB directly holds 590 shares of Common Stock and 5,420 shares of Series 1 Preferred. FBB3 directly holds 111 shares of Common Stock and 1,032 shares of Series 1 Preferred.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

(c) The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

Nominating Agreement

On November 1, 2019, the Issuer entered into a nominating agreement (the “Nominating Agreement”) with the Funds. Pursuant to the Nominating Agreement, during the period beginning at the closing of the IPO until when the Funds no longer beneficially own at least 5,317,097 shares (subject to adjustment for stock splits, combinations, recapitalizations and similar transactions and adjusted for a 1-for-1.43 reverse stock split effected on February 5, 2021 and a 1-for-10 reverse stock split effected on December 3, 2019) of Common Stock (the “Initial Period”), the Issuer has the obligation to support the nomination of, and to cause its Board to include in the slate of nominees recommended to the Issuer’s stockholders for election, two individuals designated by the Funds (each, a “Baker Designee”) and during the period beginning at the closing of the IPO until when the Funds no longer beneficially own at least 1,993,911 shares (subject to adjustment for stock splits, combinations, recapitalizations and similar transactions and adjusted for a 1-for-1.43 reverse stock split effected on February 5, 2021 and a 1-for-10 reverse stock split effected on December 3, 2019) of Common Stock (together with the Initial Period, the “Nominating Period”), the Issuer has the obligation to support the nomination of, and to cause its Board to include in the slate of nominees recommended to the Issuer’s stockholders for election one Baker Designee. Furthermore, during the Nominating Period, the Issuer will have the obligation to invite one Board observer designee of the Funds, to attend all meetings of the Issuer’s Board and all meetings of the committees of the Board as a nonvoting observer. The Nominating Agreement automatically terminates when the Funds, together with their affiliates, no longer beneficially own at least 1,329,274 shares (subject to adjustment for stock splits, combinations, recapitalizations and similar transactions and adjusted for a 1-for-1.43 reverse stock split effected on February 5, 2021 and a 1-for-10 reverse stock split effected on December 3, 2019) of Common Stock or upon the Issuer being acquired.

The foregoing description of the Nominating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, which is incorporated by reference as Exhibit 99.3 hereto and is incorporated herein by reference.

IPO Lock-Up Agreements

Pursuant to lock-up agreements entered into with JPMorgan Securities LLC and BofA Securities, Inc. in connection with the IPO and dated October 15, 2020 (the “IPO Lock-Up Agreements”) each of the Funds, Felix Baker, and Raymond Cheong agreed that, without the prior written consent of JPMorgan Securities LLC and BofA Securities, Inc., they will not, from the date of the IPO Lock-Up Agreement until the close of business 180 days after the final prospectus relating the IPO, directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the signatories to the IPO Lock-Up Agreements (collectively, the “Lock-up Securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing.

The foregoing description of the IPO Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the IPO Lock-Up Agreements, which are filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Nominating Agreement, by and among the Issuer, 667, L.P. and Baker Brothers Life Sciences, L.P., dated as of November 1, 2019 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on January 22, 2021).
99.3	Lock-Up Agreements by and among JPMorgan Securities LLC and BofA Securities, Inc. and 667, L.P., Baker Brothers Life Sciences, L.P., Felix J. Baker and Raymond Cheong, dated October 15, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2021

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

/s/ Julian C. Baker
Name:	Julian C. Baker
Title:	Manager

FBB Associates

/s/ Julian C. Baker
Name:	Julian C. Baker
Title:	Partner